Zodiac Exploration Inc.

TSX VENTURE: ZEX

February 3, 2014

Zodiac Exploration Provides Californian Update

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or “the Company”) (TSX VENTURE:ZEX) provides the following update on its Californian operations.

Joint Venture- Sales Process

Zodiac advises that it continues to hold discussions on joint venture, farm-in or acquisition opportunities with a number of major oil and gas producers on its 72,000 net acre San Joaquin Basin property in California. Management has been encouraged by the continued and recent increased interest in this asset base and will provide further updates upon tangible results.

Aera Energy LLC Farmout

Under terms of the farmout agreement (the “Agreement”) between Zodiac and Aera Energy LLC (“Aera”) dated October 1, 2012, Aera was required to spud a well under Phase II of the Agreement by December 1, 2013. Following recent discussions with Aera, they have formally advised that they will not be proceeding with the drilling of the well under Phase II of the Agreement and accordingly have agreed to pay Zodiac US$2.2 million as required by the Agreement. Furthermore, Aera has advised that they have elected not to proceed with drilling the horizontal well required by Phase I of the Agreement and accordingly have agreed to pay Zodiac US$800,000 for a total of US$3.0 million paid to Zodiac.

The Company believes that the results obtained from the well continue to support its technical interpretation and the resource potential on the targeted formations.

In the Farm-in well, Mortgage 881D-15, numerous oil shows were observed in the core consistent with what was observed in the two wells drilled by Zodiac to the west of the Mortgage 881D-15 well (being the 4-9 and 1-10 wells). With the location of the Mortgage 881D-15 well, being at the eastern boundary of the Zodiac lands, this positive data confirms the formations continue to be highly prospective in a down-dip position over much of the Zodiac lands.

About Zodiac

Zodiac is a well financed Oil & Gas Exploration company with headquarters in Calgary, Alberta and offices in Bakersfield, California. Zodiac’s core assets are located in California's San Joaquin Basin, where Zodiac holds approximately 72,000 net acres of land in the prolific Monterey/Kreyenhagen Oil Shale formations and in Northern Alberta, where it holds approximately 55,000 net acres of land in the emerging Duvernay oil shale play.

For more information, please contact

Zodiac Exploration Inc.

Lee A. Pettigrew, President & CEO (403) 444-7844

or

John Newman, CFO (403) 444-7850

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Advisories

This press release contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements typically contains words such as "anticipate", "believe", "confirms", "continuous", "estimate", "expect", "may", "plan", "project", "should", "will", or similar words suggesting future outcomes. In particular, this press release contains forward-looking statements pertaining to the Company's discussions on joint venture, farm-in or acquisition opportunities with a number of major oil and gas producers and the issuance of future updates by the Company in that regard, the resource potential and prospectivity of the formations targeted by the Company and the potential characteristics of the formations and reservoirs on the lands in which the Company holds an interest.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; risks associated with the uncertainty of resource estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Additionally, there is no guarantee or certainty that Zodiac's joint venture and sales process will result in a transaction on terms acceptable to Zodiac or at all. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: the timing and costs of drilling and completion expenditures; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and cost efficient manner; and the general stability of the economic and political environment in which the Company operates. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.